Apollo Hospitals CHENNAI
touching lives

RECEIVED
2008 JUL 23 P 1:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date : July 10, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

PROCESSED
JUL 25 2008
THOMSON REUTERS

SUPPL

Dear Sir,

Sub : Information submitted under Rule 12g3-2(b)

Ref : Apollo Hospitals Enterprise Limited
File No. 82-34893

Please find enclosed Disclosure in terms of Regulation 7(3) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997 together with the copy of disclosure made by the acquirer u/r 7(1A).

Please take note of the same in your records.

Thanking you,

08003955

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

Apollo Hospitals
CHENNAI
touching lives

Format for informing details of acquisition to stock exchanges by target company in terms of Regulation 7(3)

Name of Target Company (Reporting Company) : APOLLO HOSPITALS ENTERPRISE LIMITED

Date of Reporting	10th July 2008	
Name of stock exchanges where shares of Reporting Company are listed.	(i) The Bombay Stock Exchange Limited, Mumbai (ii) National Stock Exchange of India Limited, Mumbai	
Details of acquisition as informed u/r 7(1) and 7(1A)		
Name of Acquirers/sellers and PAC with them	Ms. Suneeta Reddy Ms. Preetha Reddy Ms. Sangita Reddy	
Date of acquisition/sale	7th July 2008	
Date of receipt of intimation of allotment by acquirer/Seller	9th July 2008	
Mode of acquisition (eg. Open market/ public issue/rights issue/preferential allotment/inter-se transfer etc.)	Open Market	
Mode of sale (eg. Open market/MOU/Off market etc.)	Not Applicable	
Particulars of acquisition/Sale	Number	% w.r.t. total paid up capital of target company
(a) Shares/Voting rights (VR) of the acquirer/seller before acquisition/sale	26,20,319	4.47% *
(b) Shares/Voting rights acquired/sold	28,00,000*	4.77%
(c) Shares/Voting rights of the acquirer/seller after acquisition/sale	54,20,319	9.24%
Paid up capital/total voting capital of the target company before the said acquisition	Rs. 586,857,020/- consisting of 58,685,702 equity shares of Rs.10/- each	
Paid up capital/total voting capital of the target company after the said acquisition	Rs. 586,857,020/- consisting of 58,685,702 equity shares of Rs.10/- each	

(*) Details are given in Annexure

RECEIVED
2008 JUL 23 P 1:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

Place : Chennai
Date : 10th July 2008

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED

General Office : Ali Towers, IIIrd Floor, #55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 6681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Annexure

DETAILS OF THE SHAREHOLDING

Name	Existing	%	Acquired Now	%	Total	%
Mrs. Suneeta Reddy	601,795	1.03%	900,000	1.53%	1,501,795	2.56%
Mrs. Preetha Reddy	732,270	1.25%	1,000,000	1.70%	1,732,270	2.95%
Mrs. Sangita Reddy	1,286,254	2.19%	900,000	1.53%	2,186,254	3.73%
Total	**2,620,319**	**4.47%**	**2,800,000**	**4.77%**	**5,420,319**	**9.24%**

Suneeta Reddy

No. 5 Second Street
Subba Rao Avenue
Nungambakkam
Chennai 600 006.

9th July 2008

To

The Company Secretary
Apollo Hospitals Enterprise Limited
3rd Floor, Ali Towers
55, Greams Road
Chennai – 600 006

The Secretary
National Stock Exchange
Exchange Plaza, 5th Floor
Plot No. C/1, 'G' Block
Bandra – Kurla Complex, Bandra (E)
Mumbai – 400 051

The Secretary
Bombay Stock Exchange
Phiroze JheeJheebhoy Towers
Dalal Street
Mumbai – 400 001

Dear Sirs,

I, Mrs. Suneeta Reddy the Promoter Shareholder of Apollo Hospitals Enterprise Limited (AHEL) together with Mrs. Preetha Reddy and Mrs. Sangita Reddy also the Promoters Shareholder of AHEL have acquired 4.77 % of shares in AHEL through Open Market on 7th July 2008. In this regard, I am enclosing the Form for Disclosure under Regulations 7 (1A) Of SEBI (Substantial Acquisition of Shares and Takeovers) Regulation, 1997. I further inform that the said Disclosure is made and the required form is signed by me for myself and on behalf of Mrs. Preetha Reddy and Mrs.Sangita Reddy being the other acquirers.

This is for your information and records please.

Thanking you

Yours faithfully

SUNEETA REDDY

FORMAT FOR DISCLOSURE OF DETAILS OF ACQUISITION TO TARGET COMPANY AND STOCK EXCHANGES WHERE THE SHARES OF THE TARGET COMPANY ARE LISTED, IN TERMS OF REGULATION 7(1A) OF SEBI (SUBSTANTIAL ACQUISITION OF SHARES AND TAKEOVERS) REGULATION, 1997

Name of the Target Company	**Apollo Hospitals Enterprise Limited**	
Name of the acquirer and PACs with the acquirer	**Suneeta Reddy** **Preetha Reddy** **Sangita Reddy**	
Details of the acquisitions as follows	No. of Shares	% w.r.t total paid up capital of Target Company
(a) Shares / Voting rights (VR) before acquisition / sale under consideration	**26,20,319**	**4.47% ***
(b) Shares / Voting Rights acquired / sold	**28,00,000 ***	**4.77%**
(c) Shares / VR after acquisition / sale	**54,20,319**	**9.24%**
Mode of acquisition (eg. open market / public issue / rights issue / preferential allotment / inter se transfer etc.)	**Open Market**	
Mode of Sale (eg. open market / MOU / off market etc.)		
Date of acquisition / sale of shares / VR or date of receipt of intimation of allotment of shares, which ever is applicable	**7th July 2008**	
Paid up Capital / total voting Capital of the target company before the said acquisition / sale	**5,86,85,702**	
Paid up Capital / total voting capital of the target Company after the said acquisition / sale	**5,86,85,702**	

* Details are given in the Annexure

Suneeta Reddy
(Signed by the Acquirer for and on behalf of all the Acquirers)

Place: Chennai
Date : 09.07.2008

Annexure

DETAILS OF THE SHAREHOLDING						
Name	Existing	%	Acquired Now	%	Total	%
Mrs. Suneeta Reddy	601,795	1.03%	900,000	1.53%	1,501,795	2.56%
Mrs. Preetha Reddy	732,270	1.25%	1,000,000	1.70%	1,732,270	2.95%
Mrs. Sangita Reddy	1,286,254	2.19%	900,000	1.53%	2,186,254	3.73%
Total	**2,620,319**	**4.47%**	**2,800,000**	**4.77%**	**5,420,319**	**9.24%**

END